SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 May 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 21 May 2020 re: Result of AGM

21 May 2020

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today, Lloyds Banking Group plc (the "Company") announces that all resolutions put to shareholders at the meeting were passed by the requisite majorities.  Resolutions 1 to 16 (inclusive) and 18 to 23 (inclusive) were passed as ordinary resolutions.  Resolutions 24 to 29 (inclusive) were passed as special resolutions.  As detailed in our announcement dated 31 March 2020, Resolution 17, the resolution seeking approval of a final dividend, was withdrawn.  A poll was held on each of the resolutions proposed.  The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1.	Receive the report and accounts for the year ended 31 December 2019	46,385,399,885	99.78	100,797,171	0.22	46,486,197,056	65.97%	148,066,914
2.	Election of Mr W L D Chalmers	46,257,064,694	99.27	339,538,471	0.73	46,596,603,165	66.13%	37,426,569
3.	Election of Ms S C Legg	46,534,778,026	99.87	62,060,317	0.13	46,596,838,343	66.13%	37,132,987
4.	Election of Ms C M Woods	46,532,773,900	99.86	63,491,048	0.14	46,596,264,948	66.13%	37,754,036
5.	Re-election of Lord Blackwell	45,950,487,679	98.61	647,815,823	1.39	46,598,303,502	66.13%	36,052,161
6.	Re-election of Mr J Colombás	46,474,173,136	99.77	106,374,839	0.23	46,580,547,975	66.10%	47,925,158
7.	Re-election of Mr A P Dickinson	45,955,680,656	98.62	640,845,241	1.38	46,596,525,897	66.13%	37,532,982
8.	Re-election of Mr S P Henry	46,045,987,873	98.90	512,261,649	1.10	46,558,249,522	66.07%	75,785,632
9.	Re-election of Mr A Horta-Osório	46,475,394,370	99.73	125,448,042	0.27	46,600,842,412	66.13%	33,434,942
10.	Re-election of Lord Lupton	46,519,240,494	99.83	78,059,697	0.17	46,597,300,191	66.13%	36,733,734
11.	Re-election of Ms A F Mackenzie	46,352,382,064	99.47	244,634,832	0.53	46,597,016,896	66.13%	36,964,425
12.	Re-election of Mr N E T Prettejohn	46,101,565,279	98.94	494,841,403	1.06	46,596,406,682	66.13%	37,551,359
13.	Re-election of Mr S W Sinclair	45,840,943,328	98.38	755,624,877	1.62	46,596,568,205	66.13%	37,333,097
14.	Re-election of Ms S V Weller	46,173,945,676	99.09	423,669,897	0.91	46,597,615,573	66.13%	36,298,155
15.	Approval of the Directors' remuneration policy section of the Directors' remuneration report	29,212,979,494	63.82	16,562,445,285	36.18	45,775,424,779	64.96%	858,667,359
16.	Approval of the annual report on remuneration section of the Directors' remuneration report	44,123,583,254	94.97	2,338,508,167	5.03	46,462,091,421	65.94%	171,918,698
17.	Approval of a final ordinary dividend of 2.25 pence per ordinary share	RESOLUTION WITHDRAWN
18.	Re-appointment of the auditor	44,439,359,832	95.36	2,164,220,509	4.64	46,603,580,341	66.14%	30,461,144
19.	Authority to set the remuneration of the auditor	45,623,161,774	97.92	969,398,832	2.08	46,592,560,606	66.12%	41,340,125
20.	Approval of the Lloyds Banking Group Long Term Share Plan 2020 rules	29,477,483,305	63.69	16,806,809,888	36.31	46,284,293,193	65.68%	349,836,227
21.	Authority to make political donations or to incur political expenditure	45,039,421,206	96.70	1,537,450,055	3.30	46,576,871,261	66.10%	57,288,535
22.	Directors' authority to allot shares	44,135,552,845	94.70	2,470,770,682	5.30	46,606,323,527	66.14%	27,729,694
23.	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	45,896,314,991	98.54	678,679,114	1.46	46,574,994,105	66.10%	58,938,280
24.	Limited disapplication of pre-emption rights (ordinary shares)	45,809,090,501	98.31	789,449,619	1.69	46,598,540,120	66.13%	35,182,279
25.	Limited disapplication of pre-emption rights in the event of financing an acquisition or other capital investment	45,334,815,844	97.29	1,262,670,928	2.71	46,597,486,772	66.13%	36,266,642
26.	Limited disapplication of pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	45,405,339,628	97.45	1,190,312,519	2.55	46,595,652,147	66.13%	37,710,116
27.	Authority to purchase own ordinary shares	45,900,075,158	98.51	696,287,155	1.49	46,596,362,313	66.13%	37,697,400
28.	Authority to purchase own preference shares	46,291,008,556	99.35	303,684,816	0.65	46,594,693,372	66.12%	39,260,045
29.	Notice period for general meetings	44,124,261,322	94.66	2,487,836,025	5.34	46,612,097,347	66.15%	21,511,013

Notes

For all resolutions, as at 6.30 pm on 19 May 2020 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 70,465,376,199 ordinary shares in issue.

Ordinary shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with the Listing Rule 9.6.2, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

As previously announced, as a result of the COVID-19 pandemic and the measures put in place by the UK and Scottish Governments to reduce the transmission of COVID-19, the annual general meeting was held as a closed meeting at the Company's registered office located at The Mound, Edinburgh, EH1 1YZ, with only the minimum number of shareholders present as required to form a quorum under the Company's articles of association, who were all employees of Lloyds Banking Group. All valid proxy votes and voting instructions (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

Resolutions 15 and 20

Over the past 9 months, we have consulted extensively on our new remuneration policy which is designed to reflect better the Group's purpose, the evolving societal views on remuneration and desired outcomes for all stakeholders including a significant reduction in maximum compensation levels. We gained considerable positive feedback and support during the consultation from a range of shareholders, both large and small, and we appreciate their ongoing engagement and support. The Board recognises that developing a new remuneration approach that meets the needs of all shareholders is difficult, but felt the introduction of this new policy, which includes a significant reduction and harmonisation in pension contributions, would ensure greater alignment with shareholders.

The Board welcomes the broad shareholder support for the new Remuneration Policy (Resolution 15) and Long Term Share Plan (Resolution 20) which were approved with a majority of close to 64%, but notes there were a significant number of votes opposing the resolutions. The Board appreciates that restricted share schemes remain a relatively new concept and that practice continues to evolve. We are also aware from our extensive pre AGM consultation that a number of investors have expressed reservations about different aspects of the plan, including the desire for still further simplification. In the light of today's votes we will continue to consult with shareholders and other stakeholders and will consider the full range of feedback as we implement our new remuneration policy.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21 May 2020